                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   Renex Corp.
            --------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    759683105
            --------------------------------------------------------
                                 (CUSIP Number)

                              Adam H. Golden, Esq.
                   Kaye, Scholer, Fierman, Hays & Handler, LLP
                                 425 Park Avenue
                            New York, New York 10022
                                 (212) 836-7016

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 28, 1999
            --------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                 (Page 1 of 17)

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          CUSIP NO. 759683105                      SCHEDULE 13D                    PAGE  2 OF 17 PAGES
--------------------------------------                                    --------------------------------------

----------------------------------------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS RC Acquisition Corp.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
----------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                                (a) [X]
                                                                                                       (b) [ ]
----------------------------------------------------------------------------------------------------------------

3    SEC USE ONLY
----------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS *
       WC, BK
----------------------------------------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                                                  [ ]
----------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Florida
----------------------------------------------------------------------------------------------------------------
                7       SOLE VOTING POWER
                        0
   NUMBER OF    -------------------------------------------------------------------------------------------------
    SHARES      8       SHARED VOTING POWER
  BENEFICIALLY          2,631,239 shares of common stock
   OWNED BY     -------------------------------------------------------------------------------------------------
     EACH       9       SOLE DISPOSITIVE POWER
   REPORTING            0
  PERSON WITH   -------------------------------------------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                        0
-----------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,631,239 shares of common stock. Includes 679,119 and 104,168 shares of common stock issuable upon exercise of options and warrants, respectively. Such shares are owned by executive officers and directors of Renex Corp. ("Renex"). RC Acquisition Corp. ("Merger
       Sub") may be deemed to beneficially own such shares as a result of its having entered into a Shareholders Agreement, dated as of
       December 28, 1999, among National Nephrology Associates, Inc.
       ("Parent"), Merger Sub and the directors and executive officers of
       Renex. The Shareholders Agreement was entered into in connection with a Merger Agreement (the "Merger Agreement"), dated as of December 28,
       1999, among Parent, Merger Sub and Renex. Under the terms of the
       Shareholders Agreement, the directors and executive officers of Renex have agreed to tender the shares owned by them (including shares issuable upon exercise of options and warrants) in a tender offer initiated by Merger Sub pursuant to the Merger Agreement, granted
       Merger Sub an option to acquire such shares and granted Parent a proxy to vote such shares in connection with the transactions contemplated by the Merger Agreement.
----------------------------------------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES *                                                                                      [ ]
----------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     34.1%.  Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.
----------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *
     CO
----------------------------------------------------------------------------------------------------------------
              * SEE INSTRUCTIONS BEFORE FILLING OUT!

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          CUSIP NO. 759683105                      SCHEDULE 13D                   PAGE  3 OF 17 PAGES
--------------------------------------                                    -------------------------------------

---------------------------------------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS National Nephrology Associates, Inc.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

---------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                                (a) [X]
                                                                                                       (b) [ ]
---------------------------------------------------------------------------------------------------------------

3    SEC USE ONLY
---------------------------------------------------------------------------------------------------------------
     SOURCE OF FUNDS *
4        WC, BK

---------------------------------------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                                                 [ ]
---------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
---------------------------------------------------------------------------------------------------------------
  NUMBER OF     7       SOLE VOTING POWER
   SHARES               0
 BENEFICIALLY   -----------------------------------------------------------------------------------------------
  OWNED BY      8       SHARED VOTING POWER
    EACH                2,631,239 shares of common stock
  REPORTING     -----------------------------------------------------------------------------------------------
 PERSON WITH    9       SOLE DISPOSITIVE POWER
                        0
                -----------------------------------------------------------------------------------------------
                        SHARED DISPOSITIVE POWER
                10      0
---------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,631,239 shares of common stock. Includes 679,119 and 104,168 shares of common stock issuable upon exercise of options and warrants, respectively. Such shares are owned by executive officers and directors of Renex Corp. ("Renex"). National Nephrology Associates,
       Inc. ("Parent") may be deemed to beneficially own such shares as a result of its having entered into a Shareholders Agreement, dated as of December 28, 1999, among Parent, RC Acquisition Corp. ("Merger
       Sub") and the directors and executive officers of Renex. The
       Shareholders Agreement was entered into in connection with a Merger
       Agreement (the "Merger Agreement"), dated as of December 28, 1999, among Parent, Merger Sub and Renex. Under the terms of the
       Shareholders Agreement, the directors and executive officers of Renex have agreed to tender the shares owned by them (including shares issuable upon exercise of options and warrants) in a tender offer initiated by Merger Sub pursuant to the Merger Agreement, granted
       Merger Sub an option to acquire such shares and granted Parent a proxy to vote such shares in connection with the transactions
       contemplated by the Merger Agreement.
---------------------------------------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES *                                                                                      [ ]
---------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     34.1%.  Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.
---------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *
     CO
---------------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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            CUSIP NO. 759683105                    SCHEDULE 13D                   PAGE  4 OF 17 PAGES
--------------------------------------                                    -------------------------------------

---------------------------------------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS J.W. Childs Equity Partners II, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
---------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                                (a) [X]
                                                                                                       (b) [ ]
---------------------------------------------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS *
         WC, BK
---------------------------------------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                                                 [ ]
---------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
---------------------------------------------------------------------------------------------------------------
 NUMBER OF      7       SOLE VOTING POWER
  SHARES                0
BENEFICIALLY    -----------------------------------------------------------------------------------------------
 OWNED BY       8       SHARED VOTING POWER
   EACH                 2,631,239 shares of common stock
 REPORTING      -----------------------------------------------------------------------------------------------
PERSON WITH     9       SOLE DISPOSITIVE POWER
                        0
                -----------------------------------------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                        0
---------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,631,239 shares of common stock. Includes 679,119 and 104,168 shares of common stock issuable upon exercise of options and warrants, respectively. Such shares are owned by executive officers and directors of Renex Corp. ("Renex"). J.W. Childs Equity Partners II,
       L.P. may be deemed to beneficially own such shares as a result of its relationship with National Nephrology Associates, Inc. ("Parent"), which has entered into a Shareholders Agreement, dated as of December
       28, 1999, among Parent, RC Acquisition Corp. ("Merger Sub") and the directors and executive officers of Renex. The Shareholders Agreement was entered into in connection with a Merger Agreement (the "Merger
       Agreement"), dated as of December 28, 1999, among Parent, Merger Sub and Renex. Under the terms of the Shareholders Agreement, the directors and executive officers of Renex have agreed to tender the shares owned by them (including shares issuable upon exercise of options and warrants) in a tender offer initiated by Merger Sub pursuant to the Merger Agreement, granted Merger Sub an option to acquire such shares and granted Parent a proxy to vote
       such shares in connection with the transactions contemplated by the Merger
       Agreement.
---------------------------------------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES *                                                                                      [ ]
---------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     34.1%.  Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.
---------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *
        PN
---------------------------------------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------                                    -------------------------------------
            CUSIP NO. 759683105                   SCHEDULE 13D                    PAGE  5 OF 17 PAGES
--------------------------------------                                    -------------------------------------

---------------------------------------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS J.W. Childs Associates, Inc.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
---------------------------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                                (a) [X]
                                                                                                       (b) [ ]
---------------------------------------------------------------------------------------------------------------

3    SEC USE ONLY
---------------------------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS *
            WC, BK
---------------------------------------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                                                 [ ]
---------------------------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
---------------------------------------------------------------------------------------------------------------
                7       SOLE VOTING POWER
                        0
   NUMBER OF    -----------------------------------------------------------------------------------------------
    SHARES      8       SHARED VOTING POWER
  BENEFICIALLY          2,631,239 shares of common stock
   OWNED BY     -----------------------------------------------------------------------------------------------
     EACH       9       SOLE DISPOSITIVE POWER
   REPORTING            0
  PERSON WITH   -----------------------------------------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                        0
---------------------------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,631,239 shares of common stock. Includes 679,119 and 104,168 shares of common stock issuable upon exercise of options and warrants, respectively. Such shares are owned by executive officers and directors of Renex Corp. ("Renex"). J.W. Childs Associates, Inc. may
       be deemed to beneficially own such shares as a result of its relationship with National Nephrology Associates, Inc. ("Parent"), which has entered into a Shareholders Agreement, dated as of December
       28, 1999, among Parent, RC Acquisition Corp. ("Merger Sub") and the directors and executive officers of Renex. The Shareholders Agreement was entered into in connection with a Merger Agreement (the "Merger
       Agreement"), dated as of December 28, 1999, among Parent, Merger Sub and Renex. Under the terms of the Shareholders Agreement, the directors and executive officers of Renex have agreed to tender the shares owned by them (including shares issuable upon exercise of options and warrants) in a tender offer initiated by Merger Sub pursuant to the Merger Agreement, granted Merger Sub an option to acquire such shares and granted Parent a proxy to vote such shares in connection with the transactions contemplated by the Merger Agreement.
---------------------------------------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES *                                                                                      [ ]
---------------------------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     34.1%.  Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.
---------------------------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *

        CO
---------------------------------------------------------------------------------------------------------------

                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.

          This Statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.001 per share ("Common Stock"), of Renex Corp., a Florida corporation (the "Issuer").

          The principal executive offices of the Issuer are located at 201 Alhambra Circle, Coral Gables, Florida 33134.

ITEM 2.   IDENTITY AND BACKGROUND.

          This statement is being jointly filed by the following persons (collectively, the "Reporting Persons") pursuant to Rule 13d-1(k) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Neither this Schedule 13D nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purposes other than Section 13(d) of the Exchange Act. The Reporting Persons are:

(1) RC Acquisition Corp. ("Merger Sub"), a newly organized Florida corporation formed in connection with the Offer and the Merger (as defined in Item 4) and a wholly-owned subsidiary of National Nephrology Associates, Inc., a Delaware corporation ("Parent"), as beneficial owner of 2,631,239 shares of Common Stock of the Issuer. The principal business address for Merger Sub is 511 Union Street, Suite 1800, Nashville, Tennessee 37219. Merger Sub was formed to effect the transactions described in Item 4 below and has not engaged in any activities other than those incident to its formation and such proposed transactions. All of the outstanding stock of Merger Sub is owned by Parent. Information with respect to the directors and executive officers of Merger Sub is set forth on Schedule I attached hereto, and incorporated herein by reference;

(2) Parent, as beneficial owner of 2,631,239 shares of common stock of the Issuer. The principal business address for Parent is 511 Union Street, Suite 1800, Nashville, Tennessee 37219. Parent is a private company providing outpatient hemodialysis and ancillary services to patients suffering from chronic kidney failure. Information with respect to the directors and executive officers of Parent is set forth on Schedule I attached hereto, and incorporated herein by reference; and

(3) (a) J.W. Childs Equity Partners II, L.P., a Delaware limited partnership ("JWCEP"), through its ownership of approximately 52.8% of the outstanding stock of Parent (which entitles it to approximately 63.3% of the voting control), as beneficial owner of 2,631,239 shares of Common Stock of the Issuer.

     (b) J.W. Childs Associates, Inc., a Delaware corporation ("JW Inc."), through its indirect control of JWCEP, as beneficial owner of 2,631,239 shares of Common Stock of the Issuer.

     JWCEP is a private partnership established to make privately negotiated equity investments in leveraged buyouts and recapitalizations of small and middle-market growth companies in partnership with management. The general partner of JWCEP is J.W. Childs Advisors II, L.P., a Delaware limited partnership ("JWCA"), controlled, through an intermediate limited partnership, J.W. Childs Associates, L.P. a Delaware limited partnership ("JWAS"), by JW Inc. JWCEP, JWCA, JWAS and JW Inc. are collectively referred to as "J.W. Childs". John W. Childs may be deemed to beneficially own the shares of Common Stock reported hereunder, due to his relationship with JW Inc. Mr. Childs disclaims beneficial ownership of such shares. The principal business address for J.W. Childs is One Federal Street, Boston, MA 02110. Information with respect to the directors and executive officers of J.W. Childs is set forth on Schedule I attached hereto, and incorporated herein by reference.

          During the last five years, none of the Reporting Persons, or, to the knowledge of each of the Reporting Persons, any of the persons listed on
Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The total amount of funds required by Parent and Merger Sub to acquire all of the Common Stock of the Issuer (including shares of Common Stock issuable upon exercise of options and warrants) pursuant to the Offer and the Merger described in Item 4, to make severance payments to certain employees of the Issuer and to pay related fees and expenses is estimated to be approximately $85 million. In addition, Parent will require approximately $55 million to repay amounts outstanding under its existing credit facility. Merger Sub and Parent intend to finance such amounts with (i) borrowings under a six-year senior term loan facility of $100 million provided pursuant to a commitment letter dated December 27, 1999 among Parent, Credit Agricole Indosuez ("Indosuez"), Lehman Commercial Paper Inc. and Lehman Brothers, Inc., (ii) approximately $10 million in cash on hand at the Issuer and (iii) the issuance of approximately $30 million in equity to JWCEP and Indosuez or their affiliates and certain other investors.

ITEM 4.   PURPOSE OF TRANSACTION.

          Parent, Merger Sub and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of December 28, 1999 pursuant to which, among other things, Merger Sub will be merged (the "Merger") with and into the Issuer, with the Issuer as the surviving corporation. Pursuant to the Merger Agreement, Merger Sub commenced a tender offer (the "Offer") for all of the outstanding shares of Common Stock of the Issuer at a purchase price of $10.00 per share of Common Stock without interest.

          The Merger Agreement provides that effective upon the deposit by Merger Sub with Continental Stock Transfer & Trust Company (the "Depositary") of payment for all shares of Common Stock validly tendered and not withdrawn pursuant to the Offer (including payment for all options and warrants in accordance with the Merger Agreement) and payment of severance to certain executive officers and directors of the Issuer, Merger Sub shall be entitled to designate such number of directors (rounded up to the next whole number) on the Board of Directors of the Issuer (the "Board"), subject to compliance with
Section 14(f) of the Exchange Act, equal to the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to this sentence) and (ii) the percentage that the number of shares of Common Stock owned by Parent and Merger Sub (including shares of Common Stock accepted for payment) bears to the total number of shares of Common Stock outstanding, and the Issuer shall take all action necessary to cause Merger Sub's designees to be elected or appointed to the Board. The Issuer has agreed to use its best efforts to cause individuals designated by Merger Sub to constitute the same percentage as such individuals represent on the Board of (A) each committee of the Board (other than any committee of the Board established to take action under the Merger Agreement), (B) each board of directors of each subsidiary of the Issuer and (C) each committee of each such board. Notwithstanding the foregoing, until such time as Merger Sub's designees are elected or appointed to the Board, the Issuer shall use its reasonable efforts to ensure that at least two of the members of the Board and such boards and committees as of the date of the Merger Agreement who are not employees of the Issuer shall remain members of the Board and such boards and committees. Following the election or appointment of Merger Sub's designees to the Board and until the effective time of the Merger, the approval of the directors of the Issuer then in office who were not designated by Merger Sub shall be required to authorize (and such authorization shall constitute the authorization of the Board and no other action on the part of the Issuer, including any action by any other director of the Issuer, shall be required to authorize) any termination of the Merger Agreement by the Issuer, any amendment to the Merger Agreement requiring action by the Board and any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Issuer.

          Depending upon the number of shares of Common Stock purchased by Merger Sub pursuant to the Offer, the Board of Directors of the Issuer may be required to submit the Merger Agreement to the shareholders of the Issuer for approval at a shareholders' meeting. If such shareholder approval is required, the Merger Agreement must be approved by a majority of all votes entitled to be cast at such meeting.

          If Merger Sub acquires at least 80% of the shares of Common Stock on a fully-diluted basis, Florida law permits it to effect the Merger without a shareholders' meeting and without the approval of or further notice to the other Issuer shareholders. Merger Sub intends to cause the Merger to become effective as soon as reasonably practicable. Upon consummation of the Merger, Merger Sub intends to cause the Issuer to file applications to withdraw the shares of Common Stock from listing and trading on The Nasdaq National Market and to terminate the registration of the shares of Common Stock under the Exchange Act.

          Simultaneously with the execution and delivery of the Merger Agreement on December 28, 1999, each of the directors and executive officers of the Issuer entered into a shareholders agreement (the "Shareholders Agreement") with Parent and Merger Sub. Pursuant to the Shareholders Agreement, all of the Issuer's directors and executive officers have agreed to tender pursuant to the Offer all shares of Common Stock owned (or issuable upon exercise of options and warrants and other securities convertible into or exercisable or exchangeable for shares of Common Stock) of record or beneficially by such persons (the "Subject Shares"). In addition such shareholders have granted Merger Sub (or its designee) an irrevocable option (the "Option") to purchase such shareholder's Subject Shares at a price per share of Common Stock equal to $10.00. The Option may be exercised by Merger Sub in whole but not in part at any time on or prior to the thirtieth day after termination of the Merger Agreement, provided, that the Option shall remain exercisable after such period if the Merger Agreement is terminated under certain circumstances. The Issuer's directors and executive officers currently beneficially own 2,631,239 shares of Common Stock (including shares of Common Stock issuable upon exercise of options and warrants), representing approximately 34.1% of the outstanding shares of Common Stock (calculated in accordance with Rule 13d-3 under the Exchange Act).

          The foregoing summaries of the Shareholders Agreement and the Merger Agreement are qualified in their entirety by reference to such agreements, which have been filed as exhibits to this Schedule 13D and are incorporated herein by reference.

          Except as indicated in this Schedule 13D or as disclosed in the
Schedule 14D-1 of Merger Sub and filed with the Securities and Exchange Commission on December 30, 1999 (the "Schedule 14D-1"), the contents of which are incorporated herein by reference, the Merger Sub and Parent currently have no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of December 28, 1999, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to have beneficially owned the Subject Shares subject to the Shareholders Agreement, constituting in the aggregate approximately 34.1% of the outstanding shares of Common Stock, consisting of 2,631,239 shares of Common Stock. The Subject Shares represent approximately 34.1% of the voting power with respect to the Issuer.

          (b) Pursuant to the Shareholders Agreement, each Reporting Person shares the power to vote or direct the vote of Common Stock beneficially owned by such Reporting Person as indicated on pages 2, 3 and 4 above.

          (c) Except as described in Item 4 hereof, no transactions in the Common Stock were effected by the Reporting Persons, or, to the best knowledge of any of the Reporting Persons, any of the directors and officers of Merger Sub, Parent or J.W. Childs (or the persons listed on Schedule I hereto), during the 60-day period preceding December 28, 1999.

          (d)       Not applicable.

          (e)       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1. Joint Filing Agreement dated January 6, 2000 between the Reporting Persons.

          2. Tender Offer Statement on Schedule 14d-1 (the "Schedule 14d-1") filed by Purchaser and Parent with the Securities Exchange Commission (the "Commission") on December 30, 1999, incorporated herein by reference thereto.

          3. Agreement and Plan of Merger, dated as of December 28, 1999, by and among RC Acquisition Corp., National Nephrology Associates, Inc. and Renex Corp., incorporated by reference to Renex Corp.'s Current Report on Form 8-K dated December 30, 1999 and filed with the Commission on such date.

          4. Shareholders Agreement, dated as of December 28, 1999, by and among RC Acquisition Corp., National Nephrology Associates, Inc. and the directors and executive officers of Renex Corp., incorporated by reference to Renex Corp.'s Current Report on Form 8-K dated December 30, 1999 and filed with the Commission on such date.

          5. Commitment Letter, dated December 27, 1999, among Lehman Commercial Paper Inc., Lehman Brothers Inc., Credit Agricole Indosuez and Parent, incorporated by reference to the Schedule 14d-1.

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of:  January 6, 2000

                              RC ACQUISITION CORP.

                              By:  /s/ Leif Murphy
                                   -------------------------------------------
                                   Name:   Leif Murphy
                                   Title:  Executive Vice President and Chief
                                           Financial Officer

                              NATIONAL NEPHROLOGY ASSOCIATES, INC.

                              By:  /s/ Leif Murphy
                                   -------------------------------------------
                                   Name:   Leif Murphy
                                   Title:  Executive Vice President and Chief
                                           Financial Officer

                              J.W. CHILDS EQUITY PARTNERS II, L.P.

                              By: J.W. Childs Advisors II, L.P., its general partner

                                   By: J.W. Childs Associates, L.P., its general
                                       partner

                                       By: J.W. Associates, L.P., its general
                                           partner

                                          By:  J.W. Childs Associates, Inc., its
                                               general partner

                                            By: /s/ Edward Yun
                                                -------------------------------
                                                Name:   Edward Yun
                                                Title:  Vice President

                                      J.W. CHILDS ASSOCIATES, INC.

                                      By: /s/ Edward Yun
                                          -------------------------------
                                          Name:   Edward Yun
                                          Title:  Vice President

                                   SCHEDULE I

1. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND MERGER SUB. The following table sets forth the name and positions of each director and executive officer of Parent and Merger Sub. All persons listed below are citizens of the United States, and except as set forth below, the business address of each such person is c/o National Nephrology Associates, Inc., 511 Union Street, Suite 1800, Nashville, Tennessee 37219. The positions set forth opposite each individual's name refer to positions with each of Parent and Merger Sub.

                                           Title and Present Principal Occupation or Employment;
Name                                       Material Positions Held During Last Five Years
--------------------------------------     -----------------------------------------------------------------------------------------
Jerome S. Tannenbaum, M.D., Ph.D. ....     Chairman and Chief Executive Officer

Jeffrey L. Hymes M.D. ................     Director, President and Chief Medical Officer

Joseph A. Cashia .....................     Executive Vice President, Chief Operating Officer

M. Stephen Harrison ..................     Executive Vice President, New Business Development

Leif Murphy ..........................     Executive Vice President, Chief Financial Officer

Steven G. Segal ......................     Director of Parent; Vice President and Secretary of J.W. Childs Associates, Inc.; Senior
                                           Managing Director of J.W. Childs Associates, L.P. which he co-founded in July 1995 as a
                                           Managing Director.  Previously, Mr. Segal was a Managing Director at Thomas H. Lee
                                           Company where he worked for nine years.


Glenn A. Hopkins .....................     Director of Parent; Vice President of J.W. Childs Associates, Inc. Managing Director of
                                           J.W. Childs Associates, L.P. which he co-founded in July 1995 as a Vice President. From
                                           1989 to 1995 Mr. Hopkins was an Associate at Thomas H. Lee Company.

Edward D. Yun ........................     Director of Parent; Vice President of J.W. Childs Associates, Inc.; Vice President of
                                           J.W. Childs Associates, L.P. which he joined as an Associate in August 1996.  Prior to
                                           August 1996, Mr. Yun was an Associate at DLJ Merchant Banking Partners from 1994 to 1996.

Kenneth J. Kencel ....................     Director of Parent; Managing Director and Co-Head of Indosuez Capital, a division of Credit Agricole Indosuez.  From April 1996 to September 1997, Mr. Kencel
                                           served as Executive Director and Head of High Yield Finance for Warburg Dillon Read.
                                           Mr. Kencel served as Managing Director with Chase Securities' High Yield Finance Group from April 1994 to April 1996.

Michael Cannizzaro ...................     Director of Parent; President and Chief Executive Officer of Beltone Electronics
                                           Corporation since March 1998; President of Caremark International's Prescription
                                           Service Division from September 1994 to October 1997.

          The business address of Messrs. Segal, Hopkins and Yun is c/o J.W. Childs Associates, Inc., One Federal Street, 21st Floor, Boston, Massachusetts 02110. The business address for Mr. Kencel is c/o Indosuez Capital, 1211 Avenue of the Americas, 7th Floor, New York, New York 10036. The business address of Michael Cannizzaro is c/o Beltone Electronics Corporation, 4201 West Victoria Street, Chicago, Illinois 60646.

2. DIRECTORS AND EXECUTIVE OFFICERS OF J.W. CHILDS. The following table sets forth the name and positions of each director and executive officer of J.W. Childs. All persons listed below are citizens of the United States and the business address of each such person is c/o J.W. Childs Equity Partners II, L.P., One Federal Street, 21st Floor, Boston, MA 02110.

                                           Title and Present Principal Occupation or Employment;
Name                                       Material Positions Held During Last Five Years
--------------------------------------     -----------------------------------------------------------------------------------------
John W. Childs .......................     Sole Director, President and Treasurer of J.W. Childs Associates, Inc. since July 1995.
                                           President of J.W. Childs Associates, L.P. since July 1995. Prior to that time, he was an executive at Thomas H. Lee Company from May 1987, most recently holding the position of Senior Managing Director.

Steven G. Segal ......................     Director of Parent; Vice President & Secretary of J.W. Childs Associates, Inc.; Senior
                                           Managing Director of J.W. Childs Associates, L.P. which he co-founded in July 1995 as a Managing Director.  Previously, Mr. Segal was a Managing Director at Thomas H. Lee
                                           Company where he worked for nine years.

Adam L. Suttin .......................     Managing Director of J.W. Childs Associates, L.P. since December 1997. Vice President of
                                           J.W. Childs Associates, Inc, Vice President of J.W. Childs Associates, L.P. from
                                           July 1995 to December 1997.  Mr. Suttin was an executive at the Thomas H. Lee Company from August 1989 to 1995, most recently holding the position of Associate.

Glenn A. Hopkins .....................     Director of Parent; Vice President of J.W. Childs Associates, Inc. Managing Director
                                           of J.W. Childs Associates, L.P. which he co-founded in July 1995 as a Vice President.
                                           From 1989 to 1995 Mr. Hopkins was an Associate at Thomas H. Lee Company.

Edward Yun ...........................     Director of Parent; Vice President of J.W. Childs Associates, Inc.; Vice President of
                                           J.W. Childs Associates, L.P. which he joined as an Associate in August 1996.  Prior to
                                           August 1996, Mr. Yun was an Associate at  DLJ Merchant Banking Partners from 1994 to
                                           1996.

Dana L. Schmaltz .....................     Vice President, J.W. Childs Associates, L.P. since December 1997. Vice President of J.W.
                                           Childs Associates, Inc. Associate, J.W. Childs Associates, L.P. from February 1997 through December 1997.  Associate at DLJ Merchant Banking Partners, 1995 to 1997.
                                           Associate at NTC Group, 1991 to 1993

                                INDEX OF EXHIBITS

1.   Joint Filing Agreement dated January 6, 2000 between the Reporting Persons.

2. Tender Offer Statement on Schedule 14d-1 (the "Schedule 14d-1") filed by Purchaser and Parent with the Securities Exchange Commission (the "Commission") on December 30, 1999, incorporated herein by reference thereto.

3. Agreement and Plan of Merger, dated as of December 28, 1999, by and among RC Acquisition Corp., National Nephrology Associates, Inc. and Renex Corp., incorporated by reference to Renex Corp.'s Current Report on Form 8-K dated December 30, 1999 and filed with the Commission on such date.

4. Shareholders Agreement, dated as of December 28, 1999, by and among RC Acquisition Corp., National Nephrology Associates, Inc. and the directors and executive officers of Renex Corp., incorporated by reference to Renex Corp.'s Current Report on Form 8-K dated December 30, 1999 and filed with the Commission on such date.

5. Commitment Letter, dated December 27, 1999, among Lehman Commercial Paper Inc., Lehman Brothers Inc., Credit Agricole Indosuez and Parent, incorporated by reference to the Schedule 14d-1.